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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   July, 2000
                                          ------------

                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   PRESS RELEASE - Proposals relating to the
                                                 acquisition of Trimark
                                                 Financial Corporation

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AMVESCAP PLC
496783
IMMEDIATE RELEASE  20 JULY 2000
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942



                                  AMVESCAP PLC

                                 PRESS RELEASE


THURSDAY 20TH JULY 2000 - AMVESCAP PLC announces that at the Extraordinary General Meeting held today, shareholders approved the proposals relating to the acquisition of Trimark Financial Corporation.

The acquisition is expected to be completed on 1st August 2000.



Enquiries to:

Mr Doug Kidd
(AMVESCAP Media Relations Director)                  Tel :  (1) 212 278 8200

Mr Angus Maitland
(The Maitland Consultancy)                           Tel: (44) 020 7379 5151










20TH JULY 2000.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 20 July, 2000                         By /s/ MICHAEL S. PERMAN
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                                                 (Signature)

                                                Michael S. Perman
                                                Company Secretary